---------------------------------------------------------------------

       SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                         -----------------------

             FORM 11-K
(Mark One)
    X   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

                For the year ended December 31, 1998

                              OR

   ---  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from
          to                             ---------------------------
            --------------------.


                  Commission file number 1-9759


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    IMC GLOBAL OPERATIONS, INC.
                 PROFIT SHARING AND SAVINGS PLAN
               (Formerly the Investment Plan for Salaried Employees
                          of IMC Global Operations Inc.)


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         IMC GLOBAL INC.
         2100 Sanders Road, Northbrook, Illinois 60062



---------------------------------------------------------------------

                   IMC Global Operations Inc.
                Profit Sharing and Savings Plan

                           Financial Statements
                        and Supplemental Schedules


                     Year ended December 31, 1998 and
                    six months ended December 31, 1997




                            Contents
                            --------

Report of Independent Auditors                                      1


Financial Statements

Statements of Net Assets Available for Benefits,
 With Fund Information                                              2

Statements of Changes in Net Assets Available for Benefits,
 With Fund Information                                              4

Notes to Financial Statements                                       6


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes         17

Line 27b - Schedule of Loans or Fixed Income Obligations           18

Line 27d - Schedule of Reportable Transactions                     20

                      Report of Independent Auditors

Plan Administrator
 IMC Global Operations Inc.
 Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the IMC Global Operations Inc. Profit Sharing and Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the year ended December 31, 1998 and the six months ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998 and the six months ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Chicago, Illinois                                    Ernst & Young, LLP
May 12, 1999

                                                                                           EIN 36-3513204
                                                                                                Plan #004

                         IMC Global Operations Inc. Profit Sharing and Savings Plan
                    Statement of Net Assets Available for Benefits, With Fund Information

                                               December 31, 1998

                                                                          Fund Information
                                                  ------------------------------------------------------------
                                                                          Company       Fixed
                                                  Equity        Bond       Stock        Income     Balanced
                                     Total         Fund         Fund        Fund         Fund        Fund
                                 -----------------------------------------------------------------------------
Assets
Investments, at fair value:

Master trust funds:
  Interest in IMC Global
   Stock Fund                     $ 20,353,724  $         -  $        -  $20,353,724  $         -  $         -
  Interest in IMC Global
   Fixed Income Fund                54,179,806            -           -            -   54,179,806            -
  Interest in IMC Global Bond Fund   3,203,031            -   3,203,031            -            -            -

Mutual funds:
  Fidelity Equity-Income Fund, Inc. 19,847,478   19,847,478           -            -            -            -
  Vanguard Wellington Fund, Inc.    16,634,658            -           -            -            -   16,634,658
  Fidelity Magellan Fund, Inc.      12,662,803            -           -            -            -            -
  Templeton Foreign Fund, Inc.       2,709,064            -           -            -            -            -
  Franklin Balance Sheet
   Investment Fund, Inc.            11,497,429            -           -            -            -            -
  Vanguard Index Trust 500
   Fund, Inc.                       30,271,745            -           -            -            -            -
 Loans to participants               5,354,133            -           -            -            -            -
                                  ----------------------------------------------------------------------------
Total investments                  176,713,871   19,847,478   3,203,031   20,353,724   54,179,806   16,634,658

Receivables:
  Participant contributions            264,646       34,036       5,861       39,034       56,510       26,187
  Company contributions              5,688,830      174,060      26,978      182,480    4,179,311      135,354
                                  ----------------------------------------------------------------------------


Total receivables                    5,953,476      208,096      32,839      221,514    4,235,821      161,541
                                  ----------------------------------------------------------------------------
                                   182,667,347   20,055,574   3,235,870   20,575,238   58,415,627   16,796,199
Due (to) from brokers                    2,129        3,453           -       (1,733)       2,279       (1,733)
                                  ----------------------------------------------------------------------------
Net assets available for benefits $182,669,476  $20,059,027  $3,235,870  $20,573,505  $58,417,906  $16,794,466
                                  ============================================================================


                                                                 Fund Information
                                 -----------------------------------------------------------------------------
                                                      International Aggressive       Index
                                           Growth        Equity       Equity         Equity        Loan
                                            Fund          Fund         Fund           Fund         Fund
                                 -----------------------------------------------------------------------------
Assets
Investments, at fair value:
 Master trust funds:
  Interest in IMC Global Stock Fund      $         -   $        -   $         -   $         -   $        -
  Interest in IMC Global Fixed Income Fund         -            -             -             -            -
  Interest in IMC Global Bond Fund                 -            -             -             -            -
Mutual funds:
  Fidelity Equity-Income Fund, Inc.                -            -             -             -            -
  Vanguard Wellington Fund, Inc.                   -            -             -             -            -
  Fidelity Magellan Fund, Inc.            12,662,803            -             -             -            -
  Templeton Foreign Fund, Inc.                     -    2,709,064             -             -            -
  Franklin Balance Sheet Investment
   Fund, Inc.                                      -            -    11,497,429             -            -
  Vanguard Index Trust 500 Fund, Inc.              -            -             -    30,271,745            -
Loans to participants                              -            -             -             -    5,354,133
                                         -----------------------------------------------------------------
Total investments                         12,662,803    2,709,064    11,497,429    30,271,745    5,354,133


Receivables:
  Participant contributions                   29,649        5,664        22,750        44,955            -
  Company contributions                      360,923       30,577       119,483       479,664            -
                                         -----------------------------------------------------------------
Total receivables                            390,572       36,241       142,233       524,619            -
                                         -----------------------------------------------------------------
                                          13,053,375    2,745,305    11,639,662    30,796,364    5,354,133
Due (to) from brokers                            858          168        (1,399)          236            -
                                         -----------------------------------------------------------------
Net assets available for benefits        $13,054,233   $2,745,473   $11,638,263   $30,796,600   $5,354,133
                                         =================================================================


See accompanying notes.


                                                                                                                    EIN 36-3513204
                                                                                                                         Plan #004
                                        IMC Global Operations Inc. Profit Sharing and Savings Plan
                                  Statement of Net Assets Available for Benefits, With Fund Information

                                                              December 31, 1997

                                                                            Fund Information
                                     ---------------------------------------------------------------------------------------------
                                                             Company        Fixed      Money
                                      Equity       Bond       Stock        Income     Market     Balanced    Growth       Loan
                          Total        Fund        Fund        Fund         Fund       Fund        Fund       Fund        Fund
                     -------------------------------------------------------------------------------------------------------------
Assets
Investments, at fair value:
 Master trust funds:
  Interest in IMC Global
   Stock Fund        $ 18,261,772   $         - $        -  $18,261,772  $         -  $      -  $        -  $        -  $        -
  Interest in IMC Global
   Fixed Income Fund   41,120,483             -          -            -   41,120,483         -           -           -           -
  Interest in IMC
   Global Bond Fund     2,544,041             -  2,544,041            -            -         -           -           -           -
 Mutual funds:
  Fidelity Equity-
   Income Fund, Inc.   21,946,755    21,946,755          -            -            -         -           -           -           -
  Vanguard Wellington
   Fund, Inc.           6,136,060            -           -            -            -         -   6,136,060           -           -
  Fidelity Magellan
   Fund, Inc.           6,816,865            -           -            -            -         -           -   6,816,865           -
 Loans to participants  3,297,636            -           -            -            -         -           -           -   3,297,636
                     -------------------------------------------------------------------------------------------------------------
Total investments     100,123,612   21,946,755   2,544,041   18,261,772   41,120,483         -   6,136,060   6,816,865   3,297,636

Receivables:
 Participant
  contributions           151,534       35,398       3,393       24,788       48,293     1,859      14,369      23,434           -
 Company contributions  1,045,934      236,888      26,592      180,709      325,672    26,040      95,780     154,253           -
 Accrued interest
  and dividends             2,103            -           -            -            -     2,103           -           -           -
                     -------------------------------------------------------------------------------------------------------------
Total receivables       1,199,571      272,286      29,985      205,497      373,965    30,002     110,149     177,687           -
                     -------------------------------------------------------------------------------------------------------------
                      101,323,183   22,219,041   2,574,026   18,467,269   41,494,448    30,002   6,246,209   6,994,552   3,297,636
Due (to) from brokers    (191,484)         375    (189,120)     116,220     (589,423)  470,433           -          31           -
                     -------------------------------------------------------------------------------------------------------------
Net assets available
 for benefits        $101,131,699  $22,219,416  $2,384,906  $18,583,489  $40,905,025  $500,435  $6,246,209  $6,994,583  $3,297,636
                     =============================================================================================================
See accompanying notes.
</TABLE

                                                                                           EIN 36-3513204
                                                                                                Plan #004
                                IMC Global Operations Inc. Profit Sharing and Savings Plan
                    Statement of Changes in Net Assets Available for Benefits, With Fund Information
                                               Year ended December 31, 1998
                                                                    Fund Information
                                         ----------------------------------------------------------------
                                                                      Company         Fixed       Money
                                             Equity        Bond        Stock         Income      Market
                               Total          Fund         Fund         Fund          Fund        Fund
                          -------------------------------------------------------------------------------
Investment income:
Interest and dividends    $  1,946,596   $   331,585   $        -   $         -   $         -   $     181
Net realized and
 unrealized appreciation
 (depreciation) in fair
 value of investments       11,866,867     2,109,751            -             -             -           -
Income (loss) from
 master trust funds         (2,057,478)            -      155,302    (5,731,674)    3,363,592           -
                         --------------------------------------------------------------------------------
Total investment income     11,755,985     2,441,336      155,302    (5,731,674)    3,363,592         181

Contributions:
 Participants                9,111,962     1,242,616      176,933       836,530     1,690,957           -
 Company                     9,719,918       717,538      110,384       585,434     5,039,281           -
                         --------------------------------------------------------------------------------
Total contributions         18,831,880     1,960,154      287,317     1,421,964     6,730,238           -
Transfers (to) from
 other plans                66,984,629       469,959      125,840      (115,170)   15,916,973    (500,435)
Distributions              (16,034,717)   (1,400,787)     (83,301)     (470,375)   (8,585,531)          -
Transfers of
 investment direction                -    (5,631,051)     365,806     6,885,271        87,609        (181)
                         --------------------------------------------------------------------------------
Net increase (decrease)
 in net assets
 available for benefits     81,537,777    (2,160,389)     850,964     1,990,016    17,512,881    (500,435)
Net assets available
 for benefits -
 Beginning of year         101,131,699    22,219,416    2,384,906    18,583,489    40,905,025     500,435
                          -------------------------------------------------------------------------------
Net assets available
 for benefits -
 End of year              $182,669,476   $20,059,027   $3,235,870   $20,573,505   $58,417,906   $       -
                          ===============================================================================



                                                           Fund Information
                           -------------------------------------------------------------------------------
                                                   International    Aggressive     Index
                           Balanced       Growth       Equity         Equity       Equity        Loan
                             Fund          Fund         Fund           Fund         Fund         Fund
                           -------------------------------------------------------------------------------

Investment income:
 Interest and dividend    $   600,676    $   68,275    $  72,280    $   195,038   $   221,048   $ 457,513
 Net realized and
 unrealized appreciation
 (depreciation) in fair
 value of investments       1,230,942     2,863,321     (249,370)      (223,933)    6,291,458           -
 Income (loss) from
 master trust funds                 -             -            -              -             -           -
                          -------------------------------------------------------------------------------
Total investment income     1,831,618     2,931,596     (177,090)       (28,895)    6,512,506     457,513

Contributions:
 Participants               1,260,236     1,092,879      292,002        853,722     1,666,087           -
 Company                      576,866       835,256      149,675        513,574     1,191,910           -
                          -------------------------------------------------------------------------------
Total contributions         1,837,102     1,928,135      441,677      1,367,296     2,857,997           -
Transfers (to) from
 other plans                9,925,873       877,092    2,932,046     12,677,866    22,473,856   2,200,729
Distributions              (1,047,621)     (555,592)    (208,644)    (1,267,961)   (2,124,692)   (290,213)
Transfers of
 investment direction      (1,998,715)      878,419     (242,516)    (1,110,043)    1,076,933    (311,532)
                          -------------------------------------------------------------------------------
Net increase (decrease)
 in net assets
 available for benefits    10,548,257     6,059,650    2,745,473     11,638,263    30,796,600   2,056,497
Net assets available
 for benefits -
 Beginning of year          6,246,209     6,994,583            -             -              -   3,297,636
                          -------------------------------------------------------------------------------
Net assets available
 for benefits -
 End of year              $16,794,466   $13,054,233   $2,745,473   $11,638,263    $30,796,600  $5,354,133
                          ===============================================================================

See accompanying notes.


                                                                                                                EIN 36-3513204
                                                                                                                     Plan #004

                                    IMC Global Operations Inc. Profit Sharing and Savings Plan
                        Statement of Changes in Net Assets Available for Benefits, With Fund Information
                                                Six months ended December 31, 1997
                                                                                 Fund Information
                                    ----------------------------------------------------------------------------------------------
                                                              Company        Fixed      Money
                                       Equity       Bond       Stock        Income     Market    Balanced      Growth       Loan
                          Total         Fund        Fund        Fund         Fund       Fund       Fund         Fund        Fund
                      ------------------------------------------------------------------------------------------------------------
Investment income:
 Interest and
  dividends          $    525,997   $  184,847    $      -   $        -   $        -  $ 15,161   $ 142,714    $ 34,155    $149,120
 Net realized and
  unrealized appreciation
  in fair value
  of investments        2,899,660    2,017,099           -            -            -          -    400,682     481,879           -
 Income (loss) from
 master trust funds     1,361,947            -     104,985     (111,820)   1,368,782          -          -           -           -
                      ------------------------------------------------------------------------------------------------------------
Total investment
 income                 4,787,604    2,201,946     104,985     (111,820)   1,368,782     15,161    543,396     516,034     149,120

Contributions:
 Participants           2,014,148      479,640      46,182      384,172      566,641     13,006    199,376     325,131           -
 Company                1,260,581      288,097      32,074      218,265      390,039     27,741    117,286     187,079           -
                      ------------------------------------------------------------------------------------------------------------
Total contributions     3,274,729      767,737      78,256      602,437      956,680     40,747    316,662     512,210           -
Transfers to
 other plans              112,347            -           -       28,709       33,724         -      11,203      38,711           -
Distributions          (4,061,476)    (758,346)    (34,729)    (274,646)  (2,113,882)  (217,303)  (524,991)    (51,683)    (85,896)
Transfers of investment
 direction                      -   (1,419,574)    (41,772)   5,427,167   (3,456,521)  (169,034)  (154,184)   (149,395)    (36,687)
                      ------------------------------------------------------------------------------------------------------------


Net increase (decrease)
 in net assets
 available for
 benefits               4,113,204      791,763     106,740    5,671,847   (3,211,217) (330,429)    192,086     865,877      26,537
Net assets available
 for benefits -
 Beginning of period   97,018,495   21,427,653   2,278,166   12,911,642   44,116,242   830,864   6,054,123   6,128,706   3,271,099
                      ------------------------------------------------------------------------------------------------------------
Net assets available
 for benefits -
 End of period       $101,131,699  $22,219,416  $2,384,906  $18,583,489  $40,905,025  $500,435  $6,246,209  $6,994,583  $3,297,636
                     =============================================================================================================

See accompanying notes.


</TABLE


                                                                 EIN 36-3513204
                                                                      Plan #004
                 IMC Global Operations Inc.
              Profit Sharing and Savings Plan

                    Notes to Financial Statements

                   Year ended December 31, 1998 and
                  six months ended December 31, 1997


1.  Description of the Plan

    Effective January 1, 1998, the Investment Plan for Salaried
    Employees of IMC Global Operations Inc. was amended and restated and renamed the IMC Global Inc. Profit Sharing and Savings Plan
    (Plan).

    Also, on January 1, 1998, the following plans were merged with the
    Plan:  IMC Global-Hutson Co. 401(k) Profit Sharing Plan; IMC
    Global-Hutson Agrico Services 401(k) Profit Sharing Plan; IMC
    Global-Vigoro Employees' Salary Plan; and the IMC Global Non Union-
    Hourly Employees of IMC Global Operations Inc. Plan.  Effective
    July 1, 1998, the IMC Global Profit Sharing and Savings-Western Ag
    Plan merged into the Plan.

    The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General

    The Plan was established on March 1, 1988, for salaried employees of IMC Global Operations Inc. (a wholly owned subsidiary of IMC
    Global Inc.) and its wholly owned domestic subsidiaries (the
    Company). Employees are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee
    Retirement Income Security Act of 1974 (ERISA).

    The Company changed its year-end from June 30 to December 31 during calendar 1997. As a result of that change, the Plan also changed its year-end. These financial statements reflect activity for the year ended December 31, 1998, and for a six-month period ended
    December 31, 1997.


    Contributions

    The Plan is funded by contributions from participants in the form of payroll deductions/ salary reductions of up to 15% of participants' base monthly salaries, not to exceed $10,000 in 1998 and $9,500 in 1997. A participant may change the amount of payroll deduction/salary reduction at any time. The Plan provides a qualified cash or deferred arrangement within the meaning of section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain nondiscrimination requirements of section 401(k) or the limitations of section 415 of the IRC. In addition, the Plan is also funded by Company matching contributions, as determined by the Company's Board of Directors which are subject to certain limitations imposed by section 415 of the IRC. Company matching contributions were equal to 100% of the first 3% and 50% of the second 3% of participants' eligible contributions for the year ended December 31, 1998. Company contributions were equal to 100% of participants' eligible contributions for the six months ended December 31, 1997. The
    Company also makes a profit-sharing contribution, subject to certain limitations and requirements. All or any portion of the profit-sharing contributions that will be applied to the Company
    Stock Fund may be in the form of cash or shares of IMC Global Inc.
    common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for profit-sharing contributions. The profit-sharing contribution for the 1998 Plan year was $5,547,691. That portion of the contribution applied to the Company Stock Fund was in the form of cash.

    Under certain circumstances, participants may roll over their vested benefits from other qualified benefit plans to the Plan.

    Participant Accounts

    Separate accounts are maintained for each participant. Each participant's account is adjusted for participant and Company contributions, withdrawals, fees, interest, dividends, and net realized and unrealized gains or losses.

    Administrative Expenses

    Certain administrative expenses of the Plan are borne by the Company.



    Investment Programs

    The Plan's investments are administered by Marshall & Ilsley Trust
    Company under a trust agreement dated January 1, 1996. Investment programs available to participants are as follows:

        Equity Fund - Assets are invested in shares of the Fidelity
        Equity-Income Fund, Inc., a mutual fund which invests at least
        65% of its assets in income-producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

        Bond Fund - Assets are invested in shares of the IMC Global
        Bond Fund, a pooled bond fund shared only by other IMC Global
        Operations Inc. 401(k) plans. The fund invests substantially all of the assets in shares of the Bond Fund of America, Inc., a mutual fund comprised of marketable corporate debt securities, U.S. government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments.

        Company Stock Fund - Assets are invested in shares of the IMC-
        Global Stock Fund, a pooled fund shared only by other IMC
        Global Operations Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

        Fixed Income Fund - Assets are invested in shares of IMC Global
        Fixed Income Fund, a pooled fund shared only by other IMC
        Global Operations Inc. 401(k) plans, in guaranteed investment contracts (GICs), the Marshall Money Market Fund, the LaSalle
        National Trust, N.A. Income Plus Fund, and the M&I Stable
        Principal Fund. The December 31, 1998, holdings are described below:

        a. Contract with CDC Investment Management Corp. with a guaranteed interest rate of 7.5% through June 30, 2000.

        b. Annuity contract with National Westminster Bank Group with a guaranteed interest rate of 6.73%.

        c. Contract with Rabobank Alternative with a guaranteed interest rate of 6.17% through March 15, 2001.

        d. Contract with Government Plus Synthetic, with an open maturity and an average interest rate of 6.77%.


        e. Contract with Ohio National with a guaranteed interest rate of 6.25% through July 16, 2003.

        f. Contract with Sunamerica Life Synthetic with a guaranteed interest rate of 6.053% through July 27, 2003.

        g. Contract with Connecticut General Life with a guaranteed interest rate of 5.35% through September 30, 2003.

        h. Contract with General American Synthetic with an open maturity and an average interest rate of 5.63%.

        i.  Marshall Money Market Fund.

        j. The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities, and registered first-tier money market mutual funds.

        Balanced Fund - Assets are invested in shares of the Vanguard
        Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60%-70% common stocks and 30%-40% bonds.

        Growth Fund - Assets are invested in shares of the Fidelity
        Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

        International Equity Fund - Assets are invested in shares of the Templeton Foreign Fund, Inc., a mutual fund which invests in companies and governments outside of the United States.

        Aggressive Equity Fund - Assets are invested in shares of the Franklin Balance Sheet Investment Fund, Inc., a mutual fund which invests in stock and securities of companies that it judges to be undervalued.

        Index Equity - Assets are invested in shares of Vanguard Index
        Trust 500 Fund, Inc., a mutual fund which invests in S&P 500 companies.

        Loan Fund - Loans made to participants as described below.

    Participants elect their desired investment program upon joining the Plan. Participants may elect to change the investment direction of their existing account balances and their future contributions daily.


    Vesting

    Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the Company profit-sharing portion of their account after either five years of service, attaining age 65, or death while an employee.

    Withdrawals

    Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals, will result in suspension of Plan participation for at least one year.

    Except as noted below, participants will receive distribution of their interest in the Plan in a lump-sum payment.

    Deferred Distributions

    Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution; or (b) equal annual installments not to exceed ten;
    and (2) make an election for the method of distribution in the event of their death prior to total distribution.

    Loans to Participants

    Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income gains and losses of the investments to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.


2.  Summary of Significant Accounting Policies

    Investment Valuation

    All investments with the exception of guaranteed investment contracts are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of master trust funds, mutual funds, the M&I Stable
    Principal Fund, and the LaSalle National Trust, N.A. Income Plus
    Fund are carried at fair value which is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value.
    Guaranteed investment contracts are carried at contract value.

    Income Recognition

    Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

    Contributions

    Contributions from participants are recorded monthly. Matching contributions by the Company are made monthly based on the minimum contribution percentage required by the Plan. Any profit-sharing contributions by the Company are accrued when approved by its Board of Directors.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investment in Master Trust

    Assets of the Bond Fund, the Company Stock Fund, and the Fixed
    Income Fund are invested in shares of IMC Global Operations Inc.
    pooled funds shared by other IMC Global Operations Inc. 401(k) plans. The Plan held a 100%, 99.1%, and 98.2% interest, respectively, in the IMC Global Bond Fund, the IMC Global Stock
    Fund, and the IMC Global Fixed Income Fund at December 31, 1998
    (100%, 100%, and 99.2%, respectively, at December 31, 1997).

    The equitable shares in the pooled shares of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.


    The assets of the pooled funds as of December 31, 1998, were as follows:


                                                                IMC Global
                                       IMC Global   IMC Global     Fixed
                                        Bond Fund   Stock Fund  Income Fund
                                       ------------------------------------
    Bond Fund of America               $3,158,380  $         -  $         -
    IMC Global Inc. common stock                -   19,945,932            -
    M&I Stable Principal Fund                   -            -   25,300,570
    Guaranteed Investment Contracts:
      CDC Investment Management Corp.           -            -    6,028,752
      Rabobank Alternative                      -            -    3,135,194
      National Westminster Bank Group           -            -    2,729,535
      Government Plus Synthetic                 -            -    5,690,822
      Ohio National                             -            -    3,084,891
      Sunamerica Life Synthetic                 -            -    3,501,766
      Connecticut General Life                  -            -    2,532,191
      General American Synthetic                -            -    2,529,671
    Marshall Money Market Fund                  -      576,545      519,225
    Pending transactions                   44,397            -            -
    Accrued interest and dividends            254        3,147      129,668
                                       ------------------------------------
    Net assets                         $3,203,031  $20,525,624  $55,182,285
                                       ====================================

    The assets of the pooled funds as of December 31, 1997, were as follows:

                                                                 IMC Global
                                        IMC Global   IMC Global     Fixed
                                         Bond Fund   Stock Fund  Income Fund
                                        ------------------------------------
    Bond Fund of America                $2,303,481  $         -  $         -
    IMC Global Inc. common stock                 -   17,877,734            -
    LaSalle National Trust, N.A.
     Income Plus Fund                            -            -   11,108,430
    M&I Stable Principal Fund                    -            -    6,350,000
    Guaranteed Investment Contracts:
      Commonwealth Life Insurance Company        -            -    7,663,894
      CDC Investment Management Corp.            -            -    6,028,752
      National Westminster Bank Group            -            -    5,021,562
      Rabobank Alternative                       -            -    4,210,872
    Marshall Money Market Fund              52,245      328,941      413,494
    Pending transactions                         -      169,783       (8,960)
    Accrued interest and dividends             342        3,147       74,718
                                        ------------------------------------
    Net assets                          $2,356,068  $18,379,605  $40,862,762
                                     =================================

    Changes in the pooled balances for the year ended December 31, 1998, are summarized as follows:

                                                                 IMC Global
                                        IMC Global   IMC Global     Fixed
                                         Bond Fund   Stock Fund  Income Fund
                                        ------------------------------------
    Additions
    Interest and dividend income        $  212,110  $   234,583  $ 3,132,655
    Net realized and unrealized
     appreciation (depreciation)
     in fair value of investments          (59,650)  (5,948,352)     321,606
    Contributions and transfers
     from other plans                    4,335,440   31,572,913   58,592,605
                                        ------------------------------------
                                         4,487,900   25,859,144   62,046,866

    Deductions
    Benefits paid                        3,640,937   23,713,125   47,702,409
    Investment expenses                          -            -       24,934
                                        ------------------------------------
                                         3,640,937   23,713,125   47,727,343
                                        ------------------------------------
    Net increase in assets                 846,963    2,146,019   14,319,523
    Net assets, beginning of year        2,356,068   18,379,605   40,862,762
                                        ------------------------------------
    Net assets, end of year             $3,203,031  $20,525,624  $55,182,285
                                        ====================================

    Changes in the pooled balances during the six-month period from July 1 through December 31, 1997, are summarized as follows:

                                                                IMC Global
                                       IMC Global   IMC Global     Fixed
                                        Bond Fund   Stock Fund  Income Fund
                                       ------------------------------------
    Additions
    Interest and dividend income       $   78,556  $    90,025  $ 1,435,343
    Net realized and unrealized
     appreciation (depreciation)
     in fair value of investments          27,576     (192,978)           -
    Contributions and transfers from
     other plans                        1,096,004   21,820,601   16,311,567
                                       ------------------------------------
                                        1,202,136   21,717,648   17,746,910


    Deductions
    Benefits paid                       1,061,876   15,831,603   20,574,625
    Investment expenses                         -            -       55,306
                                       ------------------------------------
                                        1,061,876   15,831,603   20,629,931
                                       ------------------------------------
    Net increase (decrease) in assets     140,260    5,886,045   (2,883,021)
    Net assets, beginning of period     2,215,808   12,493,560   43,745,783
                                       ------------------------------------
    Net assets, end of period          $2,356,068  $18,379,605  $40,862,762
                                       ====================================

4.  Significant Investments

    Individual investments that represent 5% or more of net assets available for benefits at December 31, 1998 and 1997, were as follows:

                                                    December 31
                                                 1998         1997
                                             ------------------------
    Mutual funds:
      Fidelity Equity-Income Fund, Inc.      $19,847,478  $21,946,755
      Vanguard Wellington Fund, Inc.          16,634,658    6,136,060
      Fidelity Magellan Fund, Inc.            12,662,803    6,816,865
      Vanguard Index Trust 500 Fund, Inc.     30,271,745            -
      Franklin Balance Sheet Investment
       Fund, Inc.                             11,497,429            -

5.  Federal Income Tax Status

    The Internal Revenue Service ruled June 7, 1989, that the Plan qualified under section 401(a) of the IRC, and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.  Year 2000 Issue (Unaudited)

    The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

    For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Company, or its service providers is not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

      Supplemental Schedules

                                                                                            EIN 36-3513204
                                                                                                 Plan #004

                        IMC Global Operations Inc. Profit Sharing and Savings Plan
                        Line 27a - Schedule of Assets Held for Investment Purposes
                                            December 31, 1998

                                                                       Number of                 Current
        Identity of Issuer                     Description              Shares        Cost        Value
----------------------------------------------------------------------------------------------------------
Marshall and Ilsley Trust Company*  Fidelity Equity-Income Fund, Inc.   357,290   $17,283,892  $19,847,478
                                    Vanguard Wellington Fund, Inc.      566,769    16,725,409   16,634,658
                                    Fidelity Magellan Fund, Inc.        104,007    10,733,039   12,662,803
                                    Templeton Foreign Fund Inc.         322,892     3,112,493    2,709,064
                                    Vanguard Index Trust 500 Fund, Inc. 265,658    25,349,790   30,271,745
                                    Franklin Balance Sheet Investment
                                     Fund, Inc.                         363,843    12,270,593   11,497,429

Loans to participants (7.125%-10.5%)                                                        -    5,354,133
                                                                                  ------------------------
                                                                                  $85,475,216  $98,977,310
                                                                                  ========================

*Indicates party in interest to the Plan.

</TABLE


                                                                                                                  EIN:  36-3513204
                                                                                                                         Plan #004

                                      IMC Global Operations Inc. Profit Sharing and Savings Plan
                                       Line 27b - Schedule of Loans or Fixed Income Obligations
                                                      Year ended December 31, 1998


 Identity
 of Party                     Principal and
 (Social            Original  Interest Paid                                                                Collateral
 Security             Loan      During the   Loan Issue   Maturity      Default    Interest     --------------------------------
  Number)            Amount        Year         Date        Date         Date        Rate              Type              Value
--------------------------------------------------------------------------------------------------------------------------------
257-92-8210        $  9,959      $   283      12/15/97     4/15/27      9/17/98      9.50%      Participant Account    $  22,648
317-52-2099          11,000            -      11/30/97    11/30/02      9/17/98      9.50       Participant Account       23,421
589-46-8636             800           32       6/13/97     6/15/02      9/17/98      8.50       Participant Account        3,173
267-86-5301           1,000           22       3/13/98     3/15/00      9/17/98      8.50       Participant Account        7,323
544-64-8949          17,695         2,501     12/15/97     3/31/02     10/23/98      9.25       Participant Account      126,806
558-73-2587           9,768         1,318     12/15/97     1/15/02     10/23/98      9.25       Participant Account       33,230
265-26-3934           4,462             -     12/15/97     7/31/98      9/17/98      7.00       Participant Account       32,403
281-60-0273           1,734             -     12/15/97     5/15/00     11/10/98      9.50       Participant Account        4,821
253-96-7968           2,124           972     12/24/97     9/22/99     11/11/98      6.75       Participant Account       23,787
290-68-0884           1,974           474     12/24/97    11/10/99     10/23/98      9.25       Participant Account       23,399
253-68-3605           6,923           594     12/15/97     1/15/02     10/23/98      9.25       Participant Account       19,652
237-60-9120           3,801           688     12/15/97     8/31/99      9/17/98      6.75       Participant Account       88,743
###-##-####
Loan 1               14,538         2,426     12/15/97    12/31/00     10/23/98      6.75       Participant Account       98,503
Loan 2               30,000         1,536      3/13/98     3/15/03     10/23/98      8.50       Participant Account      107,755
260-62-1566             266             -     12/15/97     3/31/98      7/24/98      7.00       Participant Account       31,342
279-64-7795           2,350           638     12/15/97    12/15/00     12/21/98      9.50       Participant Account        7,008
325-46-7831           6,500           132      5/15/96     5/15/01      9/17/98      8.25       Participant Account      183,663
341-34-5944          13,195             -     12/15/97     3/31/02      7/24/98      9.25       Participant Account       90,380
355-56-0892           2,000            81     11/15/96    11/15/01      9/17/98      8.25       Participant Account        7,448
261-54-8635          25,000         5,105      8/15/97     8/15/99      9/17/98      8.50       Participant Account      243,541
549-08-1135           4,056         1,335     12/15/97     5/31/99     10/23/98      6.25       Participant Account       64,382
263-64-5156           2,282             -     12/15/97    12/31/98      7/24/98      7.50       Participant Account       47,798
348-40-0691          16,000         1,962     10/15/96    10/15/00     10/23/98      8.25       Participant Account       64,669
257-84-9326           2,000             -     11/30/97    11/30/02      9/15/98      9.50       Participant Account        9,863
262-41-3672          12,000           629     12/15/97    12/15/02     10/23/98      9.50       Participant Account       25,764
347-58-0010          10,631         2,032     12/15/97     3/31/01     10/23/98      9.25       Participant Account       58,357


                                                                                                                    EIN 36-3513204
                                                                                                                         Plan #004

                                      IMC Global Operations Inc. Profit Sharing and Savings Plan
                                           Line 27d - Schedule of Reportable Transactions
                                                     Year ended December 31, 1998

                                                                                                           Current Value
                                                                                                  Cost        Asset on
                                                                      Purchase     Selling         of       Transaction      Net
   Identity of Party Involved            Description of Assets          Price       Price        Assets         Date        Gain
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of net assets available for benefits
--------------------------------------------------------------------------------------------
Marshall and Ilsley Trust Company  Fidelity Equity-Income Fund, Inc. $12,908,770  $         -  $12,908,770  $12,908,770  $        -

                                                                               -   17,600,768   14,148,290   17,600,768   3,452,478

                                   Fidelity Magellan Fund, Inc.       13,220,088            -   13,220,088   13,220,088           -

                                                                               -   11,139,292    9,796,168   11,139,292   1,343,124

                                   Vanguard Wellington Fund, Inc.      9,597,599            -    9,597,599    9,597,599           -

                                                                               -   10,238,763    8,494,404   10,238,763   1,744,359

                                   Vanguard Index Trust 500
                                    Fund, Inc.                        17,817,926            -   17,817,926   17,817,926           -

                                                                               -   16,353,166   15,003,394   16,353,166   1,349,772

                                   Franklin Balance Sheet Investment
                                    Fund, Inc.                         5,794,222            -    5,794,222    5,794,222           -

                                                                               -    6,732,188    6,228,601    6,732,188     503,587

There were no reportable category (i), (ii), or (iv) transactions.


                              SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     IMC Global Operations, Inc.
                  Profit Sharing and Savings Plan
                (Formerly the Investment Plan for Salaried Employees
                          of IMC Global Operations Inc.)


                                      /s/ J. Bradford James
                            -------------------------------------------
                            J. Bradford James
                            Chairman of the Employee Benefits Committee

Date: June 29, 1999

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

      Signature                    Title                    Date
---------------------------------------------------------------------

/s/ J. Bradford James      Senior Vice President        June 29, 1999
-------------------------  and Chief Financial
J. Bradford James          Officer


/s/ B. Russell Lockridge   Senior Vice President,       June 29, 1999
-------------------------  Human Resources
B. Russell Lockridge


/s/ E. Paul Dunn           Vice President and           June 29, 1999
-------------------------  Treasurer
E. Paul Dunn


/s/ Robert E. Fowler, Jr.  Chairman and                 June 29, 1999
-------------------------  Chief Executive Officer
Robert E. Fowler, Jr.